Exhibit 99.3

BSR REAL ESTATE INVESTMENT TRUST

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025

March 11, 2026

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

TABLE OF CONTENTS

Important Disclosures
Presentation	2
Forward-Looking Statements	2
Accounting Policies	4
Non-GAAP Measures	4
Business Overview	6
Industry Outlook	10
Results of Operations	10
Highlights for the three months and year ended December 31, 2025	10
Summary of Subsequent Events	11
2026 Earnings and Same Store Portfolio Guidance	11
Business Performance Measures	12
Selected Quarterly Financial Information	18
Selected Annual Financial Information	20
Review of Selected Operating Information	21
Reconciliation of Non-GAAP Measures	29
Liquidity and Capital Resources	30
Contractual Commitments	32
Unitholders Equity and Distributions	32
Investment Property Portfolio	33
Cash Flows	35
Units Outstanding	35
Transactions with Related Parties	36
Critical Accounting Estimates and Assumptions	36
Amendments to IFRS Accounting Standards	37
Disclosure Controls and Internal Controls Over Financial Reporting	38
Financial Risk Management	39
Risk Factors	39

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

IMPORTANT DISCLOSURES

Presentation

This Management’s Discussion and Analysis (“MD&A”) of BSR Real Estate Investment Trust (the “REIT”, “BSR”, “we” and “our”) is prepared as of March 11, 2026, and outlines the REIT’s operating strategies, risk profile considerations, business outlook and analysis of its results of operations and financial condition for the three months and year ended December 31, 2025.

The REIT is an unincorporated, open-ended real estate investment trust established pursuant to a third amended and restated declaration of trust dated May 11, 2022 under, and governed by, the laws of the Province of Ontario (the “Declaration of Trust”). The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States. The operations of the REIT commenced on May 18, 2018 when it completed an initial public offering (“IPO”) and indirectly acquired an interest in BSR Trust, LLC (“BSR Trust”). As of December 31, 2025, the REIT owned 26 multifamily garden-style residential properties consisting of 7,170 apartment units.

This MD&A should be read in conjunction with the REIT’s consolidated financial statements and accompanying notes for the twelve months ended December 31, 2025, prepared in accordance with the accounting standards issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “GAAP”), and the REIT’s consolidated financial statements and accompanying notes for the year ended December 31, 2025.

All amounts are stated in thousands of U.S. dollars, unless otherwise noted. This MD&A has been prepared based on information available to management as of March 11, 2026. Additional information about the REIT, including the REIT’s current Annual Information Form in respect of the year ended December 31, 2025 (the “AIF”), can be found on SEDAR+ at www.sedarplus.ca.

The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario. The REIT’s trust units (“Units”) trade on the Toronto Stock Exchange (the “TSX”) in U.S. dollars under the symbol “HOM.U” and in Canadian dollars under the symbol “HOM.UN”.

Forward-Looking Statements

This MD&A of the REIT contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”). This document should be read in conjunction with material contained in the REIT’s current consolidated financial statements along with the REIT’s other publicly filed documents. Forward-looking statements appear in this MD&A and include, but are not limited to, statements which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates) as well as any other forward-looking statements made within this MD&A. The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, stability of the general economy over the intermediate term, lease renewals and rental increases, resident leasing patterns including the ability to re-lease or find new tenants, the timing and the ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current GAAP carrying values, the market price of the Units, and the anticipated benefits of recent property acquisitions and dispositions.

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to:

●	impediments to the REIT’s ability to execute its growth strategies and operations;

●	impediments to the REIT’s ability to execute future acquisitions and dispositions;

●	the impact of changing conditions in the U.S. multifamily housing market;

●	increasing competition in the U.S. multifamily housing market;

●	the effect of fluctuations and cycles in the U.S. real estate market;

●	the marketability and value of the REIT’s portfolio;

●	changes in the attitudes, financial condition and demand of the REIT’s demographic market;

●	fluctuation in interest rates and volatility in financial markets;

●	the impact of U.S. and global tariffs;

●	developments and changes in applicable laws and regulations;

●	the impact of climate change;

●	fluctuations in the economic environment, the environmental, social and governance (ESG) landscape and the employment market (including from the impact of artificial intelligence); and

●	such other factors referred to under the heading “Risk Factors” in this MD&A.

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable Canadian securities laws, including under the heading “2026 Earnings and Same Store Portfolio Guidance” herein. The financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT as set out in this MD&A. The REIT and management believe that financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as of the date of this MD&A. In particular, the REIT’s earnings guidance is supported by the following key assumptions: modest Same Community NOI growth driven by modest rate growth and advancement of select real estate adjacent business services internalization efforts, significant Non Same Community NOI growth driven primarily by the lease-up and full year impact of the REIT’s Property Acquisitions offset by the Property Dispositions, and higher net costs of borrowing. Please see below under the heading “2026 Earnings and Same Store Portfolio Guidance” for further details. Please note, such assumptions are inherently subject to significant business, economic, competitive, market, regulatory, and other risks and uncertainties as outlined above, many of which are beyond the REIT’s control. Actual results may differ materially from management’s expectations if any of the assumptions referred to above prove to be inaccurate. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

All forward-looking statements and financial outlook are based only on information currently available to the REIT and are made as of the date of this MD&A. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement or financial outlook, whether as a result of new information, future events or otherwise. All forward-looking statements and financial outlook in this MD&A are qualified by these cautionary statements.

Accounting Policies

The REIT’s accounting policies are described in the consolidated financial statements for the year ended December 31, 2025. In applying these policies, in certain cases it is necessary to use estimates, which management determines using information available to the REIT at the time. Management reviews key estimates on a quarterly basis to determine their appropriateness and any change to these estimates is applied prospectively in compliance with IFRS Accounting Standards. Significant estimates are made with respect to the fair value of investment properties.

Non-GAAP Measures

In this MD&A, the REIT uses certain non-GAAP financial measures, non-GAAP ratios and certain real estate industry supplementary financial measures to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with GAAP. Because non-GAAP financial measures, non-GAAP ratios and supplementary financial measures do not have standardized meanings prescribed under GAAP, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest GAAP measure. The reconciliations of the non-GAAP financial measures and non-GAAP ratios used in this MD&A to the most directly comparable GAAP measures are provided under “Reconciliation of Non-GAAP Measures”.

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less direct property operating expenses and realty taxes accounted for in accordance with IFRS Accounting Standards, except for adjustments related to IFRS Interpretations Committee – 21 Levies. NOI should not be construed as an alternative to net income (loss) determined in accordance with IFRS Accounting Standards. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue from properties, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community and Non-Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Same Community results in this MD&A include the financial and operational results of stabilized properties the REIT has consistently owned throughout both the current and comparative periods, thus excluding the results of any acquisitions, dispositions and non-stabilized properties from the beginning of the comparative period. The properties excluded from Same Community results are collectively referred to as “Non-Same Community” properties. For the periods presented, Non-Same Community properties include the following:

●	Venue Craig Ranch Apartments, Forayna Vintage Park, Botanic Luxury Living and The Ownsby (collectively, the “Property Acquisitions”)

●	Aura 35Fifty (the “Non-Stabilized Property”)

●	Bluff Creek Apartments, Cielo I, Cielo II, Retreat at Wolf Ranch, Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly (collectively, the “Property Dispositions”)

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS Accounting Standards consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, transaction costs expensed as a result of the issuance of convertible unsecured subordinated debentures (“Convertible Debentures”), changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with GAAP. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B units of BSR Trust (“Class B Units”) and deferred units of the REIT granted to trustees (“Deferred Units”).

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B Units and Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as important measures to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS Accounting Standards.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing debt, which consists of total loans and borrowings and Convertible Debentures, by Gross Book Value.

EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is defined as consolidated net income (loss) adjusted for finance costs, finance income, fair value adjustments to investment properties, derivates, other financial liabilities and unit-based compensation, distributions on Class B Units and costs associated with the disposition of investment properties. The REIT uses EBITDA as a supplemental measure to evaluate operating performance.

Liquidity

“Liquidity” is defined as (i) cash and cash equivalents (unrestricted), plus (ii) borrowing capacity available under the Credit Facility. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

Net Asset Value (“NAV”) is calculated as the sum of the value of Unitholders’ equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by unit issuances and therefore better compares the REIT’s overall value.

BUSINESS OVERVIEW

The REIT is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to the Declaration of Trust under, and governed by, the laws of the Province of Ontario. A copy of the Declaration of Trust is available on SEDAR+ at www.sedarplus.ca and print copies are available upon request. The REIT primarily owns and operates a portfolio of multifamily real estate properties, with a focus on low rise multifamily communities in select high growth markets across the Sunbelt region of the United States. Additional information about the REIT, including the REIT’s current AIF in respect of the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca.

Background of the REIT

Bailey Properties, LLC was a family business with roots dating back to 1956. In 1998, the business concentrated focus on multifamily investing in the Sunbelt region of the United States. To accelerate growth and expand its reach, in 2012, Bailey Properties, LLC combined with Summit Housing Partners to form BSR Trust, LLC, the REIT’s current operating company. Ownership and profit interests in BSR Trust, LLC were held by approximately 400 members (the “Legacy BSR Holders”). Certain of the Legacy BSR Holders are members or affiliates of the Bailey family (the “Bailey Holders”) or are members or affiliates of the Hughes family (the “Hughes Holders”, and together with the Bailey Holders, the “Bailey/Hughes Holders”), who together founded BSR Trust, LLC through the combination of Bailey Properties, LLC and Summit Housing Partners described above. The REIT was established on January 9, 2018 as a real estate investment trust and was formed for the purpose of acquiring and owning multifamily real estate properties and completed its IPO on May 18, 2018. Upon the closing of the IPO, and following certain pre-closing reorganization events involving BSR Trust, LLC, a subsidiary of the REIT merged with and into BSR Trust, resulting in the REIT indirectly acquiring an interest in an initial portfolio of multifamily garden-style residential properties held by BSR Trust, LLC. In connection with the reorganization, all of the issued and outstanding securities of BSR Trust held by the Legacy BSR Holders were exchanged for new Class B Units of BSR Trust.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion. However, Class B Units do not carry a voting right with respect to matters put before Unitholders of the REIT for vote. The Class B Units are non-voting as a result of tax considerations applicable to the cross-border REIT structure, and do not give the holders of Class B Units any enhanced economic or voting power at the REIT level relative to voting public Unitholders. Accordingly, the Class B Units do not create a traditional dual-class voting structure of the REIT.

As of December 31, 2025, the Bailey/Hughes Holders together owned 2,909,398 Class B Units and 4,350,584 Units, together representing an approximate 18.8% ownership interest in the REIT (determined as if all Class B Units are redeemed for Units).

The investment guidelines of the REIT are outlined in the Declaration of Trust. As of December 31, 2025, the REIT was in compliance with all investment guidelines and operating policies stipulated in the Declaration of Trust.

Objectives

The objectives of the REIT are to:

●	provide holders of Units (“Unitholders”) with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets which have employment and population growth generated from a diverse economy including, but not limited to, industry, government and/or education, with a particular focus on the Sunbelt region (generally considered to stretch across the South Atlantic and Southwest portions of the country and to include the following states: Alabama, Arizona, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Washington, D.C. (the “Sunbelt region”);

●	enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures;

●	expand the asset base of the REIT and increase the REIT’s FFO per Unit, AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets and improvement of its properties using targeted capital expenditures; and

●	provide Unitholders with predictable, sustainable and growing cash distributions.

Growth Strategy

The REIT believes it is well positioned to execute on a balanced growth strategy through both organic and external growth initiatives. The REIT’s organic growth strategy is focused primarily on 1) acquisition lease-up and subsequent stabilization of recently acquired or underperforming properties, 2) the internalization of various real estate adjacent service offerings such as internet service or trash services, 3) value enhancing capital expenditures, and/or 4) ancillary income initiatives.

Externally, the REIT intends to continue to pursue a disciplined on-balance sheet growth strategy when its cost of capital fosters accretive growth, while concurrently taking into consideration the REIT’s current and pro forma leverage positions. When appropriate, external growth will be accomplished through investing in high quality multifamily communities which generally demonstrate similar demographic trends to that of the existing portfolio. In addition, the REIT will continue to opportunistically review its existing portfolio with the goal of rotating capital to maximize total Unitholder returns, by selling non-core properties that no longer meet the REIT’s long-term growth strategy.

Environmental, Social and Governance

At our core, BSR is focused on our company’s impact on our residents, employees, stakeholders and communities where we operate and serve. The mission of BSR is to provide an exceptional living experience for residents at a community they are proud to call home while creating value for our Unitholders through strength, profitability and growth. BSR conducts business with integrity and strives for the highest ethical standards by always treating partners, team members, residents and vendors with respect, honesty and fairness. We believe that any interaction with our company should be a genuinely positive experience, and we believe in leaving things better than we found them. This ideology has been integral to our success since the roots of the formation of BSR in 1956.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT’s Environmental and Social Responsibility Policy outlines the REIT’s approach to environmental sustainability and social responsibility from a corporate governance perspective as well as the REIT’s commitments to embed these practices into its business model. Additionally, the REIT’s enhanced Diversity Policy (the “Diversity Policy”) reflects the REIT’s commitment toward adding additional members to the REIT’s board of trustees (the “Board”) and senior management team with diversity in business and other professional experience, gender, geography, age, race and ethnicity.

Select highlights of the REIT’s Environmental, Social and Governance initiatives include:

Environmental	Social	Governance
42% of units have been upgraded to smart home technology lowering energy costs by 15-20% in those units	Our furnished “Home Away from Home” apartments have sheltered numerous families in need for over 1,500 nights at BSR properties	The Board maintains oversight of all enterprise risk management initiatives
Investment in smart waste management across all properties	BSR provides its residents access to a credit builder program	Regular contact with a broad base of investors
61% of BSR properties are sub-metered which are on average 38% more efficient than non-sub-metered	To encourage resident health, wellness and quality of life, 100% of BSR’s apartment communities have on-site pools and fitness centers	High quality IT infrastructure and active cybersecurity monitoring and protection initiatives
Electric vehicle charging stations	BSR is committed to providing a diverse and inclusive workforce: our workforce is currently approximately 45% female and 64% racially diverse	Rigorous code of business conduct and ethics and anonymous whistleblower hotline
Low-flow toilets, LED lighting, high efficiency fixtures and Energy Star approved appliances	Earned Best Places to Work in Multifamily 4 years in a row and Best Places to Work in Multifamily for Women 2 years in a row	Majority of the Board of Trustees are independent

Management encourages stakeholders review the full description of the REIT’s Environmental, Social and Governance initiatives which can be found in the 2025 AIF available in respect of the year ended December 31, 2025, on SEDAR+ at www.sedarplus.ca.

Current Portfolio

As of December 31, 2025, the REIT currently owns 26 multifamily garden-style residential properties consisting of 7,170 apartment units, located in Texas, Oklahoma and Arkansas. With a primary focus on resident experience, our properties include many modern features and amenities such as resort style swimming pools, splash pads, upscale clubhouses, modern fitness centers, dog parks, pet care centers, garages and covered parking, bicycle storage, cinemas, private work pods, conference rooms, business centers, community game rooms, and outdoor barbecue areas.

The following table depicts the percentage of total NOI by Metropolitan Service Area (“MSA”) for the current portfolio of properties within the REIT’s markets of Austin, Dallas, Houston, Oklahoma City and Little Rock.

MSA	State	Number of Units	% NOI*
Houston	Texas	2,874	39.0%
Dallas	Texas	2,026	31.0%
Austin	Texas	1,317	19.0%
Oklahoma City	Oklahoma	649	7.0%
Little Rock	Arkansas	304	4.0%
Total Portfolio		7,170	100.0%

*Current portfolio includes estimated pro forma NOI for Non-Same Community properties.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Recent Developments

On January 9, 2025, the REIT acquired Venue Craig Ranch Apartments, a 277-unit garden-style community in McKinney, TX (Dallas MSA (as defined below)) for a contractual purchase price of $61.0 million.

On March 24, 2025, the REIT sold Bluff Creek Apartments, a 316-unit apartment community located in Oklahoma City, OK, for a contractual sale price of $28.3 million. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.

On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch) comprising 857 apartment units located in Austin, TX for a contractual sale price of $187.0 million (the “Direct Asset Sale Transaction”). Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.

On April 30, 2025, the REIT sold six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly), comprising 1,844 apartment units located in the Dallas, TX MSA, for a contractual sale price of $431.5 million (the “Contribution Transaction”). Consideration for the Contribution Transaction included (i) $193.0 million in cash and (ii) the exchange and cancellation of 15,000,000 (approximately 75%) of the then outstanding Class B Units. Cash proceeds were utilized for debt repayment, transaction expenses and general corporate purposes. In addition, in connection with the exchange and cancellation of 15,000,000 Class B Units (the majority of which were held by the Legacy BSR Holders, including the Bailey/Hughes Holders), certain contractual rights held by the Bailey/Hughes Holders were terminated.

For further information on the Direct Asset Sale Transaction and the Contribution Transaction, please reference the REIT’s announcement on February 27, 2025. The material change report in respect of the Contribution Transaction filed on March 7, 2025, as well as a copy of the agreement which governed the Contribution Transaction are also available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury Living, a 288-unit apartment community in Spring, TX (Houston MSA) for an aggregate contractual purchase price of $141.0 million.

On August 12, 2025, the REIT acquired The Ownsby, a 368-unit apartment community in Celina, TX (Dallas MSA) for a contractual purchase price of $87.5 million.

Unless otherwise noted, existing loans and borrowings were not assumed by the REIT or the purchasers.

Based on the Property Dispositions and Property Acquisitions to date, the financial results depicted throughout this document are inherently dissimilar from the comparative period results in the prior year. This is due to (i) the stabilized nature of the Property Dispositions (which were 95.8% occupied in aggregate at the time of their respective sales), (ii) the timing related to the rotation of assets and full redeployment of proceeds from the Property Dispositions and (iii) the overall portfolio concentration and occupancy of the current Non-Same Community properties as of December 31, 2025, which was 86.8% for the Property Acquisitions, 92.0% for the REIT’s Non-Stabilized Property in Austin, which is completing its initial lease-up period, and 70.4% for The Ownsby which remains in lease up.

As Property Acquisitions and the Non-Stabilized Property continue to perform through stabilization, comparisons of current performance to prior periods will become more meaningful. However, even once stabilized, there will continue to be some inherent differences when comparing to the prior year results, with the exception of metrics presented on a “per Unit” basis, given that a portion of the Contribution Transaction was recapitalized through the cancellation of 15,000,000 Class B Units.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

INDUSTRY OUTLOOK

Management believes characteristics of and trends in the United States multifamily sector portend an attractive investment opportunity. These trends include, but are not limited to, (i) generally balanced supply and demand fundamentals driven by demographics and declining homeownership rates, (ii) compelling population, demographic and job growth characteristics in the U.S., particularly in the Sunbelt region where the properties are located, (iii) large multifamily transaction volume and external growth opportunities in the U.S., (iv) an absence of rent control policies in the REIT’s markets, (v) regulatory frameworks that tend to be more landlord-friendly and (vi) the development of significant new product and repurposing of older product. Together, these factors suggest to the REIT’s management that U.S. multifamily assets, and in particular those located in the REIT’s key target markets, may experience stronger cash flow growth and property value appreciation.

Compared to other real estate sectors, the shorter lease durations of the multifamily sector can provide a natural hedge against inflation. Unprecedented demand for housing in 2021, coupled with favourable low cost of financing, drove a wave of development resulting in an increase in new deliveries in the second half of 2023, 2024 and continued in 2025. However, domestic migration continues into the REIT’s primary markets, from the east and west coasts of the United States, and the new supply is anticipated to be absorbed in 2026. At the same time, the pace of new development slowed as interest rates rose in 2023, and the resulting material slowdown in new deliveries is expected to render additional rent growth in 2026 and 2027.

Favourable economic and demographic trends in the United States continue to drive positive fundamentals within the multifamily sector. Key growth drivers in the sector include (i) strong population and employment growth, (ii) depressed homeownership rates, particularly within the middle income demographic, and (iii) steadily increasing household formation. Management believes that these trends, as highlighted in greater detail below, will continue to drive strong multifamily performance and support further growth in the REIT’s target markets.

RESULTS OF OPERATIONS

Highlights for the three months and year ended December 31, 2025

●	Leasing momentum continues at Aura 35Fifty, our recently completed development. As of December 31, 2025 occupancy was, 92.0%;

●	Occupancy at The Ownsby, which the REIT acquired in August 2025, increased to 70.4%, demonstrating significant upside potential for 2026;

●	Same Community weighted average occupancy was 94.3% as of December 31, 2025;

●	Total portfolio average monthly lease rent improved to $1,496 as of December 31, 2025 from $1,489 as of December 31, 2024;

●	As of December 31, 2025, the REIT’s total liquidity was $52.7 million;

●	The REIT’s retention rate was 59.5% as of December 31, 2025, a sequential expansion of 130 basis points from 58.2% as of September 30, 2025;

●	In November 2025, the REIT extended its $160.0 million Secured Term Loan (defined below) to December 10, 2027, with no other contractual changes;

●	In December 2025, the REIT refinanced its revolving Credit Facility, extending the maturity to December 8, 2029 with a one-year extension option. The refinancing of the Credit Facility also reduced the interest rate margin for most leverage ratios in the agreement and additionally removed the 10 basis point credit spread adjustment to all leverage points; and

●	For the fourth year in a row, BSR was named one of the Best Places to Work in Multifamily and Best Places to Work in Multifamily for Women at the Multifamily Innovation Awards held in December 2025.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Summary of Subsequent Events

●	In January 2026, the REIT amended its 3.13% receive-variable based USD - SOFR CME / pay fixed interest rate swap with a notional value of $42.0 million by extending the counterparty’s optional termination date to February 1, 2027 and updating the fixed rate to 3.11%. The interest rate swap continues to mature on February 1, 2030.

●	In January 2026, the REIT entered into a new $110.0 million receive-variable based USD - SOFR CME / pay fixed interest rate swap at a fixed rate of 3.195% effective January 2, 2026 and maturing January 2, 2029, subject to the counterparty’s optional early termination date of July 1, 2026.

●	On March 11, 2026, the REIT announced that the TSX approved the REIT’s intention to conduct a normal course issuer bid (the “2026 NCIB”), permitting the REIT to purchase for cancellation up to a maximum of 3,148,801 Units, or approximately 10% of the public float as of March 2, 2026, over the twelve month period commencing March 16, 2026.

●	On March 10, 2026, the REIT placed Vale Luxury onto the Credit Facility as a borrowing base property and refinanced the $27.8 million outstanding mortgage note using the Credit Facility availability.

2026 Earnings and Same Store Portfolio Guidance

The REIT’s 2026 annual guidance is outlined below for FFO per Unit and AFFO per Unit, as well as year-over-year growth in Same Community revenue, property operating expenses and real estate taxes and NOI in.

Per Unit	Guidance for 2026
	Range	Midpoint
Total Portfolio FFO per Unit	$0.75 to $0.79	$0.77
AFFO per Unit	$0.68 to $0.74	$0.71

Same Community Growth
Total Revenue	0.5% to 1.5%	1.0%
Property Operating Expenses and Real Estate Taxes	1.0% to 2.0%	1.5%
NOI	0.0% to 1.0%	0.5%

A reconciliation of the key assumptions underlying annual 2026 FFO per Unit guidance at the midpoint of the range as compared to 2025 actual results is detailed below.

FFO per Unit
2025 FFO per Unit	$0.79
Same-Community NOI	$0.01
Non-Same Community NOI	$0.19
2025 Property Dispositions	($0.17)
Finance costs from operations, net of finance income	($0.04)
General and administrative expense, other	($0.01)
2026 FFO per Unit (Midpoint)	$0.77

Note, for illustrative purposes, the 2025 Property Dispositions line item in the above reconciliation includes the per Unit positive impact of the Contribution Transaction.

Non-GAAP measures above are presented to illustrate alternative relevant measures to assess the REIT’s performance. See “Non-GAAP Measures”. See also “Forward-Looking Statements”, as the figures presented above may be considered “financial outlook” for purposes of applicable Canadian securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future growth of the REIT. Although the REIT believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations as noted above and under “Forward-Looking Statements”, the reader should not place undue reliance on forward-looking statements and information. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Business Performance Measures

The following table highlights certain key business performance measures as of December 31, 2025, compared to December 31, 2024.

	December 31,	December 31,
	2025	2024
Number of investment properties	26	32
Total apartment units	7,170	8,904
Average monthly in-place leases	$1,496	$1,489
Average monthly in-place leases - Same Community* Properties	$1,436	$1,447
Weighted average ending occupancy rate	94.1%	93.6%
Weighted average ending occupancy rate - Same Community* Properties	94.3%	95.6%
Retention rate	59.5%	56.0%

The following table highlights certain key business performance measures as of December 31, 2025, compared to December 31, 2024.

	December 31,	December 31,
	2025	2024
Weighted average contractual interest rate of all loans and borrowings and Convertible Debentures**	4.0%	3.9%
Weighted average contractual interest rate of all loans and borrowings	4.0%	3.8%
Weighted average contractual mortgage interest rate	3.5%	3.5%
Weighted average debt term of all loans and borrowings (in years)	3.8	2.9
Weighted average mortgage debt term (in years)	3.6	3.7
Unitholders’ equity	$581,964	$657,596
Debt to Gross Book Value*	51.2%	46.5%
NAV*	$642,339	$901,308
NAV per Unit*	$16.43	$16.75

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to the sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

**The REIT redeemed all issued and outstanding Convertible Debentures on January 3, 2025, prior to their maturity on September 30, 2025. Refer to the “Liquidity and Capital Resources” section for additional information.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights certain key financial performance measures of the REIT for the three months and year ended December 31, 2025, compared to the three months and year ended December 31, 2024:

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Year ended December 31, 2025	Year ended December 31, 2024	Change
Revenue	$33,956	$42,165	$(8,209)	$144,223	$168,670	$(24,447)
Revenue, Same Community* Properties	$26,311	$26,624	$(313)	$106,154	$106,618	$(464)
Revenue, Non-Same Community* Properties	$7,645	$15,541	$(7,896)	$38,069	$62,052	$(23,983)
Net (loss) income and comprehensive (loss) income	$(2,276)	$39,785	$(42,061)	$(62,729)	$(40,242)	$(22,487)
NOI*	$16,016	$21,736	$(5,720)	$75,208	$91,936	$(16,728)
NOI*, Same Community* Properties	$12,729	$13,552	$(823)	$56,237	$57,158	$(921)
NOI*, Non-Same Community* Properties	$3,287	$8,184	$(4,897)	$18,971	$34,778	$(15,807)
NOI Margin*	47.2%	51.5%	(430) bps	52.1%	54.5%	(240) bps
NOI Margin*, Same Community* Properties	48.4%	50.9%	(250) bps	53.0%	53.6%	(60) bps
NOI Margin*, Non-Same Community* Properties	43.0%	52.7%	(970) bps	49.8%	56.0%	(620) bps
FFO*	$5,439	$11,861	$(6,422)	$34,602	$51,743	$(17,141)
FFO per Unit*	$0.14	$0.22	$(0.08)	$0.79	$0.96	$(0.17)
Maintenance capital expenditures	$(1,099)	$(933)	$(166)	$(3,212)	$(4,114)	$902
Straight line rental revenue differences	$(26)	$(51)	$25	$(469)	$(46)	$(423)
AFFO*	$4,314	$10,877	$(6,563)	$30,921	$47,583	$(16,662)
AFFO per Unit*	$0.11	$0.20	$(0.09)	$0.70	$0.88	$(0.18)
AFFO Payout Ratio*	125.7%	68.9%	5680 bps	79.1%	60.3%	1,880 bps
Weighted average unit count	39,042,240	53,805,811	(14,763,571)	43,926,448	53,822,578	(9,896,130)

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for the three months ended December 31, 2025 (“Q4 2025”)

Total portfolio revenue of $34.0 million for Q4 2025 decreased $8.2 million compared to $42.2 million for the three months ended December 31, 2024 (“Q4 2024”). This decrease was primarily the result of the Property Dispositions which reduced revenue by $15.2 million and a $0.3 million reduction from Same Community properties (discussed below), partially offset by $7.3 million of revenue generated from the Property Acquisitions and the Non-Stabilized Property. Total revenue resulting from the Property Acquisitions and the Non-Stabilized Property is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization.

Same Community revenue of $26.3 million for Q4 2025 decreased $0.3 million, or 1.2%, compared to $26.6 million for Q4 2024, primarily due to lower average monthly in-place leases of $1,436 as of December 31, 2025 as compared to $1,447 as of December 31, 2024. Lower average monthly rent was partially offset by an increase in other property income, driven by an increase in utility reimbursements.

The change in net loss and comprehensive loss between Q4 2025 and Q4 2024 is primarily due to non-cash fair value adjustments to interest rate derivatives and other financial liabilities. As such, the net loss and comprehensive loss is not considered comparable period over period.

Total portfolio NOI for Q4 2025 of $16.0 million decreased $5.7 million from $21.7 million in Q4 2024. The decrease was the result of the Property Dispositions which reduced NOI by $8.0 million and a $0.8 million reduction from Same Community properties (discussed below), partially offset by a contribution of $3.1 million from Property Acquisitions and the Non-Stabilized Property.

Same Community NOI for Q4 2025 of $12.7 million decreased $0.8 million, or 6.1%, from $13.6 million in Q4 2024 and was attributable to a decrease in revenue as described above of $0.3 million, as well as higher overhead of $0.3 million, increases of real estate taxes of $0.2 million, repair and maintenance expenses of $0.1 million and utility expenses of $0.1 million, partially offset by a decrease in property insurance expenses of $0.2 million.

FFO in Q4 2025 was $5.4 million, or $0.14 per Unit, compared to $11.9 million, or $0.22 per Unit, for Q4 2024. The decrease was primarily related to the decrease in NOI described above, higher general and administrative expenses of $0.6 million due to payroll costs and legal professional fees and higher net finance costs of $0.2 million attributable to the impact of changes to the interest rate derivatives portfolio as well as the timing and relative capitalization of the Property Acquisitions and Property Dispositions in 2025. The decrease in FFO was amplified during the quarter given the temporary lease-up nature of a portion of portfolio, the resultant relative leverage levels of the REIT following the Property Acquisitions and Property Dispositions, and the prior year capitalization of (as compared to the current year expensing of) interest on the debt related to Aura 35Fifty. These dynamics should normalize throughout 2026 as these properties continue to perform through stabilization. The reduction in FFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units which were cancelled on April 30, 2025, in conjunction with the Contribution Transaction.

AFFO was $4.3 million, or $0.11 per Unit for Q4 2025 compared to $10.9 million, or $0.20 per Unit, for Q4 2024. The decrease in AFFO was primarily the result of the decrease in FFO as well as an increase in maintenance capital expenditures. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.

NAV was $642.3 million, or $16.43 per Unit, as of December 31, 2025 compared to $901.3 million, or $16.75 per Unit, as of December 31, 2024. The decrease in NAV from December 31, 2024 to December 31, 2025 was primarily due to the Contribution Transaction.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Financial Summary for the year ended December 31, 2025

Total portfolio revenue of $144.2 million for FY 2025 decreased $24.4 million compared to $168.7 million for FY 2024. This decrease was the result of the Property Dispositions which reduced revenue by $43.2 million and a $0.5 million reduction from Same Community properties (discussed below), partially offset by contributions of $19.2 million from the Property Acquisitions and the Non-Stabilized Property. Total revenue resulting from the Non-Same Community properties is expected to continue to improve in future periods as the lease-up and operational enhancements continue to progress through stabilization.

Same Community revenue of $106.2 million for FY 2025 decreased $0.5 million, or 0.4%, compared to $106.6 million for FY 2024, primarily due to a $1.4 million decrease in rental revenue as a result of lower rental rates, partially offset by an increase of $0.5 million from higher average occupancy versus the comparative period and a $0.4 million increase in other property income, driven by enhanced resident participation in credit building services and an increase in utility reimbursements which includes an increase in properties receiving valet trash service over the prior year.

The change in net loss and comprehensive loss between FY 2025 and FY 2024 is primarily due to non-cash fair value adjustments to interest rate derivatives and other financial liabilities and the reduction in revenue (discussed above), partially offset by non-cash adjustments to the fair value of investment properties. As such, the net loss and comprehensive loss is not considered comparable period over period.

Total portfolio NOI of $75.2 million for FY 2025 decreased $16.7 million from $91.9 million for FY 2024. The decrease was the result of a reduction of $24.1 million from the Property Dispositions and $0.9 million from Same Community properties (discussed below), offset by $8.3 million from the Property Acquisitions and the Non-Stabilized Property.

Same Community NOI for FY 2025 of $56.2 million decreased $0.9 million, or 1.6%, compared to $57.2 million in FY 2024 and was primarily attributable to the decrease in Same Community revenue described above as well as higher overhead of $0.6 million and increases in payroll expenses of $0.3 million, repair and maintenance expenses of $0.4 million and utility expenses of $0.2 million, partially offset by decreases in property insurance of $0.7 million, bad debt expense of $0.2 million, property ownership association dues of $0.1 million and real estate taxes of $0.1 million.

FFO in FY 2025 was $34.6 million, or $0.79 per Unit, compared to $51.7 million, or $0.96 per Unit, for FY 2024. The decrease was primarily related to the decrease in NOI described above and an increase in general and administrative expenses of $0.7 million due to an increase in payroll costs and legal and professional fees, partially offset by a decrease in net finance costs of $0.1 million. While net finance costs decreased overall on a year-over-year comparative basis, significant movements in the REIT’s debt profile and interest rate derivatives portfolio which occurred during 2025 weighed on performance throughout FY 2025. Additionally, the decrease in FFO was amplified during the quarter given the temporary lease-up nature of a portion of portfolio, the resultant relative leverage levels of the REIT following the Property Acquisitions and Property Dispositions, and the prior year capitalization of (as compared to the current year expensing of) interest on the debt related to Aura 35Fifty. These dynamics should normalize throughout 2026 as these properties continue to perform through stabilization. The reduction in FFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units as discussed above.

AFFO was $30.9 million, or $0.70 per Unit for FY 2025 compared to $47.6 million, or $0.88 per Unit, for FY 2024. The decrease in AFFO was primarily the result of the decrease in FFO as well as higher straight line rental revenue differences, partially offset by a reduction of maintenance capital expenditures resulting from the impact of the Property Acquisitions and the Property Dispositions during 2025. In addition, the reduction in AFFO was partially offset on a per Unit basis by the elimination of 15,000,000 Class B Units discussed above.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following table highlights key information about the properties as of December 31, 2025 and 2024, organized by MSA:

		December 31, 2025			December 31, 2024
MSA	State	Number of Units	Avg Rent Per Unit	Occupancy Rate	Number of Units	Avg Rent Per Unit	Occupancy Rate
Austin	Texas	1,079	$1,490	94.0%	1,079	$1,562	96.9%
Dallas	Texas	1,381	$1,498	95.4%	1,381	$1,502	95.2%
Houston	Texas	2,236	$1,526	94.5%	2,236	$1,522	96.6%
	Texas	4,696	$1,509	94.6%	4,696	$1,525	96.3%
Little Rock	Arkansas	304	$1,088	92.1%	304	$1,110	91.8%
Oklahoma City	Oklahoma	649	$1,058	92.6%	649	$1,018	92.9%
Total Same Community		5,649	$1,436	94.3%	5,649	$1,447	95.6%
Non-Same Community*		1,521	$1,734	93.4%	3,255	$1,567	90.1%
Total Portfolio		7,170	$1,496	94.1%	8,904	$1,489	93.6%

*The figures for Number of Units, Average Rent Per Unit and Occupancy Rate for Non-Same Community are presented for properties owned as of December 31, 2025 and December 31, 2024, respectively. Additionally, the Occupancy Rate for Non-Same Community excludes the impact of Aura 35Fifty and The Ownsby (consisting of 238 and 368 units as of December 31, 2025, respectively).

The following table highlights key information about the properties as of December 31, 2025, organized by MSA. The rental change rates shown for Q4 2025 are calculated as the average percentage change over the prior lease for new or renewed leases during the quarter, excluding short term leases.

MSA	State	Effective New Lease Rate Change for Q4 2025	Effective Renewal Lease Rate Change for Q4 2025	Effective Blended Lease Rate Change for Q4 2025
Austin	Texas	(12.0)%	0.0%	(5.2)%
Dallas	Texas	(4.7)%	2.7%	(0.1)%
Houston	Texas	(6.0)%	2.8%	(1.0)%
Little Rock	Arkansas	(4.0)%	3.8%	0.2%
Oklahoma City	Oklahoma	2.0%	2.7%	2.4%
Total Same Community		(6.3)%	2.2%	(1.3)%

The weighted average monthly rent on in-place leases for the Same Community portfolio was $1,436 per apartment unit as of December 31, 2025 compared to $1,447 as of December 31, 2024. During Q4 2025, excluding short term leases, rental rates for new leases and renewals changed (6.3%) and 2.2% respectively, resulting in a (1.3%) blended decrease over the prior leases. This blended sequential decrease from the third quarter was consistent with general seasonality the multifamily business experiences in the fourth quarter annually. During February 2026, there was a (0.5%) blended decrease over the prior leases with a (1.9%) blended decrease over the prior lease for January and February 2026 combined. As the wave of supply in our core markets continues to be absorbed with minimal new product expected to be added over at least the next 24 months, management believes the general trajectory of blended rate changes should continue to improve in the coming quarters.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The following tables highlight key information about the properties for the three months ended December 31, 2025, compared to the three months ended December 31, 2024 organized by MSA:

	Three months ended December 31, 2025			Three months ended December 31, 2024		$ Change in	$ Change in	% Change in	% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin	TX	$5,335	$2,520	$5,634	$2,778	$(299)	$(258)	(5.3)%	(9.3)%
Dallas	TX	$6,812	$3,380	$6,798	$3,466	$14	$(86)	0.2%	(2.5)%
Houston	TX	$10,918	$5,071	$10,988	$5,507	$(70)	$(436)	(0.6)%	(7.9)%
	TX	$23,065	$10,971	$23,420	$11,751	$(355)	$(780)	(1.5)%	(6.6)%
Little Rock	AR	$1,043	$554	$1,061	$557	$(18)	$(3)	(1.7)%	(0.5)%
Oklahoma City	OK	$2,203	$1,204	$2,143	$1,244	$60	$(40)	2.8%	(3.2)%
Total Same Community		$26,311	$12,729	$26,624	$13,552	$(313)	$(823)	(1.2)%	(6.1)%
Non-Same Community		$7,645	$3,287	$15,541	$8,184	$(7,896)	$(4,897)	nm	nm
Total Portfolio		$33,956	$16,016	$42,165	$21,736	$(8,209)	$(5,720)	(19.5)%	(26.3)%

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

The following tables highlight key information about the properties for the year ended December 31, 2025, compared to the year ended December 31, 2024 organized by MSA:

	Year ended December 31, 2025			Year ended December 31, 2024		$ Change in	$ Change in	% Change in	% Change in
MSA	State	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *	Revenue	NOI *
Austin	TX	$21,800	$11,380	$22,708	$12,374	$(908)	$(994)	(4.0)%	(8.0)%
Dallas	TX	$27,263	$14,377	$27,398	$14,503	$(135)	$(126)	(0.5)%	(0.9)%
Houston	TX	$43,997	$23,159	$43,620	$22,846	$377	$313	0.9%	1.4%
	TX	$93,060	$48,916	$93,726	$49,723	$(666)	$(807)	(0.7)%	(1.6)%
Little Rock	AR	$4,245	$2,238	$4,286	$2,325	$(41)	$(87)	(1.0)%	(3.7)%
Oklahoma City	OK	$8,849	$5,083	$8,606	$5,110	$243	$(27)	2.8%	(0.5)%
Total Same Community		$106,154	$56,237	$106,618	$57,158	$(464)	$(921)	(0.4)%	(1.6)%
Non-Same Community		$38,069	$18,971	$62,052	$34,778	$(23,983)	$(15,807)	nm	nm
Total Portfolio		$144,223	$75,208	$168,670	$91,936	$(24,447)	$(16,728)	(14.5)%	(18.2)%

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Selected Quarterly Financial Information

	Three months ended December 31, 2025	Three months ended September 30, 2025	Three months ended June 30, 2025	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024
Revenue:
Rental revenue	$29,636	$28,976	$29,628	$38,295	$37,046	$37,130	$37,284	$37,122
Other property income	4,320	4,118	4,069	5,181	5,119	5,160	4,948	4,861
	33,956	33,094	33,697	43,476	42,165	42,290	42,232	41,983
Expenses (Income):
Property operating expenses	11,172	10,435	10,604	12,607	12,862	13,017	12,066	11,960
Real estate taxes	859	(1,162)	(1,108)	29,259	1,015	(314)	(2,267)	28,395
General and administrative expenses	2,930	2,223	2,717	2,544	2,445	2,340	2,503	2,507
Fair value adj. to investment properties	6,172	6,510	2,856	74	16,069	(15,161)	30,683	38,718
Fair value adj. to investment properties (IFRIC 21)	5,909	6,509	6,351	(22,420)	6,552	7,332	8,327	(22,211)
Finance costs from operations	9,373	9,529	8,758	11,573	10,593	11,305	11,425	11,576
Finance income from interest rate derivatives and note receivable	(1,733)	(2,017)	(2,778)	(2,556)	(3,199)	(3,585)	(3,963)	(3,895)
Costs of disposition of investment properties	—	284	6,294	5,181	—	—	—	—
Distributions on Class B Units	708	724	1,427	2,822	2,815	2,750	2,617	2,626
Depreciation of right-of-use asset	10	—	—	33	34	33	34	33
Fair value adj. to derivatives and other financial liabilities	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729	(26,153)
Fair value adj. to unit-based compensation	949	(233)	27	(65)	(848)	775	283	(2)
	36,232	30,220	56,176	84,324	2,380	81,541	81,437	43,554
Net (loss) income and comprehensive (loss) income*	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)	$(1,571)

*Net (loss) income and comprehensive (loss) income include non-cash adjustments to fair value of investment properties, derivatives and other financial liabilities, and are not considered comparable period over period.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

	Three months ended December 31, 2025	Three months ended September 30, 2025	Three months ended June 30, 2025	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024
Net (loss) income and comprehensive (loss) income	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)	$(1,571)
Net (loss) income and comprehensive (loss) income per Unit	$(0.06)	$0.07	$(0.51)	$(0.76)	$0.74	$(0.73)	$(0.73)	$(0.03)
Adjustments to arrive at FFO
Distributions on Class B Units	708	724	1,427	2,822	2,815	2,750	2,617	2,626
Fair value adj. to investment properties	6,172	6,510	2,856	74	16,069	(15,161)	30,683	38,718
Fair value adj. to investment properties (IFRIC 21)	5,909	6,509	6,351	(22,420)	6,552	7,332	8,327	(22,211)
Property tax liability adj., net (IFRIC 21)	(5,909)	(6,509)	(6,351)	22,420	(6,552)	(7,332)	(8,327)	22,211
Fair value adj. to derivatives and other financial liabilities	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729	(26,153)
Fair value adj. to unit-based compensation	949	(233)	27	(65)	(848)	775	283	(2)
Costs of disposition of investment properties	—	284	6,294	5,181	—	—	—	—
Principal payments on lease liability	(7)	—	—	(36)	(36)	(36)	(35)	(34)
Depreciation of right-to-use asset	10	—	—	33	34	33	34	33
Funds from Operations (“FFO”) *	$5,439	$7,577	$9,153	$12,433	$11,861	$12,159	$14,106	$13,617
FFO per Unit *	$0.14	$0.19	$0.21	$0.23	$0.22	$0.23	$0.26	$0.25
Adjustments to arrive at AFFO
Maintenance capital expenditures	(1,099)	(895)	(669)	(549)	(933)	(1,067)	(1,401)	(713)
Straight line rental revenue differences	(26)	(239)	(107)	(97)	(51)	13	8	(16)
Adjusted Funds from Operations (“AFFO”) *	$4,314	$6,443	$8,377	$11,787	$10,877	$11,105	$12,713	$12,888
AFFO per Unit *	$0.11	$0.17	$0.19	$0.22	$0.20	$0.21	$0.24	$0.24
AFFO Payout Ratio *	125.7%	84.1%	73.0%	63.8%	68.9%	65.9%	54.5%	53.9%
Weighted average unit count	39,042,240	39,023,496	43,951,971	53,905,295	53,805,811	53,789,870	53,838,699	53,856,476
Distributions declared	$5,422	$5,416	$6,119	$7,515	$7,498	$7,316	$6,929	$6,946

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and “Reconciliation of Non-GAAP Measures”.

The primary driver for the increase in the AFFO Payout Ratio over the recent quarters is the timing of the REIT’s Property Dispositions and Property Acquisitions to date as well as the occupancy levels of the Property Acquisitions and the Non-Stabilized Property. As the Property Acquisitions and the Non-Stabilized Property continue to perform through stabilization, the AFFO Payout Ratio should also continue to normalize.

	Three months ended December 31, 2025	Three months ended September 30, 2025	Three months ended June 30, 2025	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024
Net (loss) income and comprehensive (loss) income	$(2,276)	$2,874	$(22,479)	$(40,848)	$39,785	$(39,251)	$(39,205)	$(1,571)
Adjustments to EBITDA		—
Finance costs from operations	9,373	9,529	8,758	11,573	10,593	11,305	11,425	11,576
Finance income from interest rate derivatives and note receivable	(1,733)	(2,017)	(2,778)	(2,556)	(3,199)	(3,585)	(3,963)	(3,895)
Depreciation of right-of-use asset	10	—	—	33	34	33	34	33
Fair value adjustment to investment properties	6,172	6,510	2,856	74	16,069	(15,161)	30,683	38,718
Fair value adjustment to derivatives and other financial liabilities	(117)	(2,582)	21,028	45,272	(45,958)	63,049	19,729	(26,153)
Fair value adjustment to unit-based compensation	949	(233)	27	(65)	(848)	775	283	(2)
Distributions on Class B Units	708	724	1,427	2,822	2,815	2,750	2,617	2,626
Costs of disposition of investment properties	—	284	6,294	5,181	—	—	—	—
EBITDA	$13,086	$15,089	$15,133	$21,486	$19,291	$19,915	$21,603	$21,332

*These measures are not recognized under and do not have standardized meanings prescribed by IFRS Accounting Standards. For definitions, reconciliations and the basis of presentation of the REIT’s non-GAAP measures, refer to sections “Non-GAAP Measures” and ”Reconciliation of Non-GAAP Measures”.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Selected Annual Financial Information

The following table highlights selected annual financial information of the REIT as of and for the years ended December 31, 2025, December 31, 2024 and December 31, 2023. This information has been compiled from the consolidated financial statements and notes thereto as at and for the years ended December 31, 2025 and 2024 and prior public filings.

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	$ 144,223	$ 168,670	$ 167,803
Net loss and comprehensive loss	$ (62,729)	$ (40,242)	$ (210,870)
Net loss and comprehensive loss per Unit	$ (1.43)	$ (0.75)	$ (3.71)
Total assets	$ 1,412,450	$ 1,782,583	$ 1,825,914
Non-current liabilities	$ 695,888	$ 737,935	$ 777,486
Unitholders' equity	$ 581,964	$ 657,596	$ 712,401
NAV	$ 642,339	$ 901,308	$ 953,112
NAV per Unit	$ 16.43	$ 16.75	$ 17.71
FFO	$ 34,602	$ 51,743	$ 52,639
FFO per Unit	$ 0.79	$ 0.96	$ 0.93
AFFO	$ 30,921	$ 47,583	$ 48,415
AFFO per Unit	$ 0.70	$ 0.88	$ 0.85
Distributions declared	$ 24,472	$ 28,686	$ 29,368
Distributions per Unit	$ 0.56	$ 0.54	$ 0.52
Units outstanding, as of period end date	33,906,315	33,422,714	33,141,180
Class B Units outstanding, as of period end date	4,810,743	20,091,704	20,278,928
Weighted average unit count, for the period presented	43,926,448	53,822,578	56,781,907

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Review of Selected Operating Information

The following table highlights selected financial information of the REIT for the twelve months ended December 31, 2025, compared to the twelve months ended December 31, 2024. This information has been compiled from the consolidated financial statements and notes thereto for the periods then ended.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Year ended December 31, 2025	Year ended December 31, 2024	Change
Revenue:
Rental revenue	$29,636	$37,046	$(7,410)	$126,535	$148,582	$(22,047)
Other property income	4,320	5,119	(799)	17,688	20,088	(2,400)
	33,956	42,165	(8,209)	144,223	168,670	(24,447)
Expenses (Income):
Property operating expenses	11,172	12,862	(1,690)	44,818	49,905	(5,087)
Real estate taxes	859	1,015	(156)	27,848	26,829	1,019
General and administrative expenses	2,930	2,445	485	10,414	9,795	619
Fair value adjustment to investment properties	6,172	16,069	(9,897)	15,612	70,309	(54,697)
Fair value adjustment to investment properties (IFRIC 21)	5,909	6,552	(643)	(3,651)	—	(3,651)
Finance costs from operations	9,373	10,593	(1,220)	39,233	44,899	(5,666)
Finance income from interest rate derivatives and note receivable	(1,733)	(3,199)	1,466	(9,084)	(14,642)	5,558
Costs of disposition of investment properties	—	—	—	11,759	—	11,759
Distributions on Class B Units	708	2,815	(2,107)	5,681	10,808	(5,127)
Depreciation on right-of-use asset	10	34	(24)	43	134	(91)
Fair value adjustment to derivatives and other financial liabilities	(117)	(45,958)	45,841	63,601	10,667	52,934
Fair value adjustment to unit-based compensation	949	(848)	1,797	678	208	470
	36,232	2,380	33,852	206,952	208,912	(1,960)
Net (loss) income and comprehensive (loss) income	$(2,276)	$39,785	$(42,061)	$(62,729)	$(40,242)	$(22,487)

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Revenue

Rental revenue consists of all rental related income earned from the investment properties, including rent earned from residents under lease agreements. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
Rental revenue	$29,636	$37,046	$(7,410)	(20.0)%
Other property income	4,320	5,119	(799)	(15.6)%
	$33,956	$42,165	$(8,209)	(19.5)%

Rental revenue for the three months ended December 31, 2025 as compared to the three months ended December 31, 2024 decreased $7.4 million, or 20.0%, primarily due to the Property Dispositions which reduced rental revenue by $13.5 million and $0.4 million from Same Community properties as a result of lower rental rates, partially offset by the Property Acquisitions and the Non-Stabilized Property which contributed incremental rental revenue of $6.5 million.

Other property income for the three months ended December 31, 2025 compared to the three months ended December 31, 2024 decreased $0.8 million, or 15.6%, primarily due to the Property Dispositions which reduced other property income by $1.7 million, partially offset by an increase of $0.8 million from the Property Acquisitions and the Non-Stabilized Property, and $0.1 million from Same Community properties. This increase in Same Community properties is primarily due to higher utility reimbursements which includes additional properties receiving valet trash service over the prior year.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
Rental revenue	$126,535	$148,582	$(22,047)	(14.8)%
Other property income	17,688	20,088	(2,400)	(11.9)%
	$144,223	$168,670	$(24,447)	(14.5)%

Rental revenue for the year ended December 31, 2025 as compared to the year ended December 31, 2024 decreased $22.0 million, or 14.8%, primarily due to the Property Dispositions which reduced rental revenue by $38.2 million and $0.9 million from Same Community properties, partially offset by the Property Acquisitions and the Non-Stabilized Property which contributed incremental rental revenue of $17.1 million. The decrease in Same Community rental revenue discussed above is primarily due to lower rental rates, partially offset by higher average occupancy rates over the comparative periods.

Other property income for the year ended December 31, 2025, as compared to the year ended December 31, 2024 decreased $2.4 million, or 11.9%, primarily due to the Property Dispositions which reduced other property income by $4.9 million, partially offset by increases of $2.1 million from the Property Acquisitions and the Non-Stabilized Property and $0.4 million from Same Community properties. The increase in Same Community properties is primarily due to an increase in participation in resident credit building services, and higher utility reimbursements which includes additional properties receiving valet trash service over the prior year.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Property operating expenses

Property operating expenses are comprised mainly of payroll, rental, administrative, maintenance and insurance expenses, as well as other costs associated with the management of the investment properties.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
Property operating expenses	$11,172	$12,862	$(1,690)	(13.1)%

The lower property operating expenses for the three months ended December 31, 2025, as compared to the three months ended December 31, 2024, of $1.7 million, or 13.1%, is primarily related to the Property Dispositions which reduced property operating expenses by $4.4 million, partially offset by increases of $2.3 million from the Property Acquisitions and the Non-Stabilized Property and $0.4 million from Same Community properties. The higher property operating expenses from Same Community properties resulted from higher overhead of $0.3 million, repair and maintenance expenses of $0.2 million and utility expenses of $0.1 million, partially offset by lower property insurance expenses of $0.2 million.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
Property operating expenses	$44,818	$49,905	$(5,087)	(10.2)%

The lower property operating expenses for the year ended December 31, 2025, as compared to the year ended December 31, 2024, of $5.1 million, or 10.2%, is primarily related to the Property Dispositions which reduced property operating expenses by $11.8 million, partially offset by an increase of $6.2 million from the Property Acquisitions and the Non-Stabilized Property and $0.5 million from Same Community properties. The increase in Same Community properties resulted from higher overhead of $0.6 million, payroll expenses of $0.3 million, repair and maintenance expenses of $0.4 million, offset by decreases in property insurance of $0.7 million, bad debt expenses of $0.2 million and property ownership association dues of $0.1 million.

Real estate taxes and fair value adjustment to investment properties (IFRIC 21)

Annual property taxes are recognized when the realty tax obligation is imposed and recorded as real estate taxes.

Fair value adjustment to investment properties (IFRIC 21) results from a pro rata property tax basis adjustment commonly included in property sales prices in the United States, as real estate taxes are recognized when the respective realty tax obligation is imposed for the year. The fair value adjustment to investment property (IFRIC 21) represents the difference between the presumed pro rata property tax basis adjustment over the period the obligation relates to and the recognition of the realty tax obligation when it is imposed. Effectively, the fair value adjustment to investment properties (IFRIC 21) levels the annual property tax obligation proportionally throughout the year, offsetting the real estate taxes line item which is recorded at a single point in time during the year. The respective real estate taxes and fair value adjustment to investment properties (IFRIC 21) line items can fluctuate period to period depending on the timing of when revised tax assessments are received and tax credits are realized.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

While these line items are presented separately on the statement of net loss and comprehensive loss, they should be aggregated to practically explain the movement in property taxes for the REIT for the comparative periods, as shown below.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
Real estate taxes	$859	$1,015	$(156)	(15.4)%
Fair value adjustment to investment properties (IFRIC 21)	5,909	6,552	(643)	(9.8)%
	$6,768	$7,567	$(799)	(10.6)%

The decrease in combined real estate taxes and fair value adjustment to investment properties (IFRIC 21) for the three months ended December 31, 2025, as compared to the three months ended December 31, 2024, is primarily related to the Property Dispositions which reduced real estate taxes by $2.7 million, partially offset by an increase of $1.7 million from Property Acquisitions and the Non-Stabilized Property and $0.2 million for Same Community properties due to slightly higher tax assessments.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
Real estate taxes	$27,848	$26,829	$1,019	3.8%
Fair value adjustment to investment properties (IFRIC 21)	(3,651)	—	(3,651)	n/a
	$24,197	$26,829	$(2,632)	(9.8)%

The decrease in combined real estate taxes and fair value adjustment to investment properties (IFRIC 21) for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is primarily related to the Property Dispositions which reduced real estate taxes by $7.3 million, partially offset by an increase of $4.7 million from Property Acquisitions and the Non-Stabilized Property. Additionally, real estate taxes for Same Community properties decreased $0.1 million due to higher tax refunds received versus the comparative period, offset by an increase in assessed property taxes for the current year.

General and administrative expenses

General and administrative expenses include payroll and benefits for certain REIT employees, professional fees, trustee fees, insurance and other administrative costs.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
General and administrative expenses	$2,930	$2,445	$485	19.8%

The increase in general and administrative expenses for the three months ended December 31, 2025, compared to the prior period, is primarily related to an increase in payroll costs and higher legal and professional fees.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
General and administrative expenses	$10,414	$9,795	$619	6.3%

The increase in general and administrative expenses for the year ended December 31, 2025, compared to the prior period, is primarily related to an increase in payroll costs and higher legal and professional fees.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Fair value adjustment to investment properties

In accordance with IFRS Accounting Standards, management has elected to use the fair value model to account for investment properties. Fair value adjustments were determined based on the movement of various parameters, including changes in NOI and capitalization rates.

For the three months ended December 31, 2025, total investment properties decreased by $2.6 million primarily due to a fair value loss to investment properties of $6.2 million, offset by additions to investment properties in use of $3.6 million.

For the year ended December 31, 2025, total investment properties decreased by $359.2 million primarily due to the Property Dispositions of $646.8 million, as well as a fair value loss to investment properties of $15.6 million. These decreases were partially offset by the Property Acquisitions of $290.7 million and additions to investment properties in use of $12.5 million.

Further information can be found in the “Investment property portfolio” section below.

Finance costs from operations and finance income

Finance costs from operations consist of interest expense on loans and borrowings, amortization of deferred financing costs, amortization of issuance (premium) discounts, interest paid on hedging instruments which are recognized in profit or loss, interest expense on Convertible Debentures, loss on extinguishment of debt, transaction costs for the issuance of Convertible Debentures and distributions to tenant in common interests.

Finance income consists of interest income on interest rate derivatives, consisting of interest rate swaps and swaptions, and interest income on a note receivable and other interest-bearing accounts.

While these line items are presented separately on the consolidated statement of net loss and comprehensive loss, they should be aggregated to practically explain the overall movement in net finance costs for the REIT for the comparative periods, as shown below.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
Finance costs from operations	$9,373	$10,593	$(1,220)	(11.5)%
Finance income from interest rate derivatives and note receivable	(1,733)	(3,199)	1,466	(45.8)%
	$7,640	$7,394	$246	3.3%

The increase in finance costs from operations, net of finance income, for the three months ended December 31, 2025, as compared to the three months ended December 31, 2024, is primarily attributable to the impact of the rotation of the interest rate derivatives portfolio as well as the timing of the Property Acquisitions and the Property Dispositions in 2025. As a result of these transactions in aggregate, total loans and borrowings decreased from $787.5 million as of December 31, 2024 to $723.1 million as of December 31, 2025. Additionally, finance costs increased as interest on the Non-Stabilized Property was previously being capitalized in the comparative period.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
Finance costs from operations	$39,233	$44,899	$(5,666)	(12.6)%
Finance income from interest rate derivatives and note receivable	(9,084)	(14,642)	5,558	(38.0)%
	$30,149	$30,257	$(108)	(0.4)%

The decrease in finance costs from operations, net of finance income, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is primarily attributable to the timing of the Property Acquisitions and the overall higher interest rate environment.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Costs of disposition of investment properties

Costs of disposition of investment properties are the difference between the net sale proceeds and the carrying amount of the investment properties. They represent the costs incurred to sell the assets such as brokerage and other advisory fees, title costs, real estate tax credits, legal and other costs associated with sales and are recognized in the statement of loss and comprehensive loss in the year of the sale.

The REIT incurred costs of disposition of investment properties of $11.8 million as a result of the Property Dispositions during the year ended December 31, 2025. There are no costs of disposition of investment properties for the three months ended December 31, 2025.

Distributions on Class B Units

Class B Units are designated as financial liabilities and are, in all material aspects, economically equivalent to the Units on a per unit basis.

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change	Change %
Distributions on Class B Units	$708	$2,815	$(2,107)	(74.8)%

Distributions on Class B Units for the three months ended December 31, 2025, compared to the three months ended December 31, 2024, decreased $2.1 million, or 74.8%, due to the cancellation of 15,000,000 Class B Units in connection with the Contribution Transaction.

	Year ended December 31, 2025	Year ended December 31, 2024	Change	Change %
Distributions on Class B Units	$5,681	$10,808	$(5,127)	(47.4)%

Distributions on Class B Units for the year ended December 31, 2025, compared to the year ended December 31, 2024, decreased $5.1 million, or 47.4%, due to the cancellation of 15,000,000 Class B Units in connection with the Contribution Transaction.

Fair value adjustment to derivatives and other financial liabilities

Fair value adjustments to derivatives and other financial liabilities consists of fair value adjustments recorded to Class B Units, interest rate derivatives, Convertible Debentures, prepayment embedded derivatives and Unit-based compensation.

Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the Unit closing price as of the end of the reporting period. An increase in the Unit closing price over the period results in a fair value loss whereas a decrease in the Unit closing price over the period results in a fair value gain. The fair value adjustment results from the fair value of Class B Units as of the end of the period.

As of December 31, 2025 the REIT is subject to six receive-variable / pay-fixed interest rate derivatives based on various USD – Secured Overnight Financing Rate (“SOFR”) Chicago Mercantile Exchange (“CME”) terms. These instruments are used to manage interest rate exposure over their respective maturities. The valuation of these instruments was determined using discounted cash flow or mark-to-market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, using observable market-based inputs, including interest rate curves and implied volatilities. Changes in fair value are recognized as a fair value adjustment to interest rate derivatives in the consolidated financial statements.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Management considers whether a contract contains an embedded derivative at inception of the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through the statements of comprehensive income. Under IFRS 9, Financial Instruments: Recognition and Measurement, certain early redemption options that meet the definition of an embedded derivative are bifurcated from the financial liability and measured at fair value. The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swap options as a proxy.

	Three months ended December 31, 2025	Three months ended December 31, 2024
Fair value adjustment to Class B Units - (gain)/loss	$74	$(41,410)
Fair value adjustment to Convertible Debentures - (gain)/loss	—	(1,149)
Fair value adjustment to interest rate derivatives - (gain)/loss	(324)	(4,789)
Fair value adjustment to other liabilities (gain)/loss	—	1,011
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	133	379
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$(117)	$(45,958)

For the three months ended December 31, 2025, the REIT recognized a fair value loss on Class B Units of $0.1 million as a result of an increase in the Unit closing price from $12.50 per Unit as of September 30, 2025 to $12.55 per Unit as of December 31, 2025. For the three months ended December 31, 2024, the fair value gain of $41.4 million was a result of the decrease in the Unit closing price from $14.19 per Unit as of September 30, 2024 to $12.13 per Unit as of December 31, 2024.

No fair value adjustment to Convertible Debentures (which were repaid in full on January 3, 2025) was recorded for the three months ended December 31, 2025. For the three months ended December 31, 2024, the REIT recognized a fair value gain on Convertible Debentures of $1.1 million as a result of a decrease in the closing price of the REIT’s Convertible Debentures to $100.00 as of December 31, 2024 from $102.75 per Convertible Debenture as of September 30, 2024.

For the three months ended December 31, 2025, the REIT recognized a fair value gain on interest rate derivatives of $0.3 million due to current forecasted SOFR rates as of December 31, 2025, as compared to the contractual fixed rates inherent in the derivatives.

For the three months ended December 31, 2025, the REIT recognized a fair value loss on prepayment embedded derivatives of $0.1 million as a result of changes in the proxy SOFR based interest rate swap options as of December 31, 2025.

	Year ended December 31, 2025	Year ended December 31, 2024
Fair value adjustment to Class B Units - (gain)/loss	$58,424	$5,191
Fair value adjustment to Convertible Debentures - (gain)/loss	—	2,088
Fair value adjustment to interest rate derivatives - (gain)/loss	4,712	2,181
Fair value adjustment to other liabilities (gain)/loss	120	1,011
Fair value adjustment to prepayment embedded derivatives - (gain)/loss	345	196
Fair value adjustment to derivatives and other financial liabilities - (gain)/loss	$63,601	$10,667

For the year ended December 31, 2025, the REIT recognized a fair value loss on Class B Units of $58.4 million, consisting of a loss of $14.9 million as a result of an increase in the Unit closing price from $12.13 per Unit as of December 31, 2024 to $12.55 per Unit as of December 31, 2025, and a loss of $43.5 million as a result of 15,000,000 Class B Units exchanged under the Contribution Transaction on April 30, 2025 which were remeasured at the contractual exchange price of $15.90 per Class B Unit. For the year ended December 31, 2024, the fair value loss of $5.2 million was a result of the increase in the Unit closing price from $11.87 per Unit as of December 31, 2023 to $12.13 per Unit as of December 31, 2024.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

No fair value adjustment to Convertible Debentures (which were repaid in full on January 3, 2025) was recorded for the year ended December 31, 2025. For the year ended December 31, 2024, the REIT recognized a fair value loss on Convertible Debentures of $2.1 million as a result of an increase in the closing price of the REIT’s Convertible Debentures to $100.00 as of December 31, 2024 from $95.00 per Convertible Debenture as of December 31, 2023.

For the year ended December 31, 2025, the REIT recognized a fair value loss on interest rate derivatives of $4.7 million due to current forecasted SOFR rates as of December 31, 2025, as compared to the contractual fixed rates inherent in the derivatives.

For the year ended December 31, 2025, the REIT recognized a fair value loss on prepayment embedded derivatives of $0.3 million as a result of changes in the proxy SOFR based interest rate swap options as of December 31, 2025.

Net income (loss) and comprehensive income (loss)

	Three months ended December 31, 2025	Three months ended December 31, 2024	Change
Net (loss) income and comprehensive (loss) income	$(2,276)	$39,785	$(42,061)

Net loss and comprehensive loss for the three months ended December 31, 2025 compared to the net income and comprehensive income for the three months ended December 31, 2024 decreased by $42.1 million, primarily due to non-cash fair value adjustments to interest rate derivatives and other financial liabilities. As such, the net (loss) income and comprehensive (loss) income is not considered comparable period over period.

	Year ended December 31, 2025	Year ended December 31, 2024	Change
Net loss and comprehensive loss	$(62,729)	$(40,242)	$(22,487)

Net loss and comprehensive loss for the year ended December 31, 2025 compared to the net loss and comprehensive loss for the year ended December 31, 2024 decreased by $22.5 million, primarily due to non-cash fair value adjustments to interest rate derivatives and other financial liabilities and the reduction in revenue (discussed above), partially offset by non-cash adjustments to the fair value of investment properties. As such, the net loss and comprehensive loss is not considered comparable period over period.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Reconciliation of Non-GAAP Measures

FFO, FFO per Unit, AFFO, AFFO per Unit and AFFO Payout Ratio

Set out below is a reconciliation of unaudited FFO and AFFO for the periods presented:

	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Net (loss) income and comprehensive (loss) income	$(2,276)	$39,785	$(62,729)	$(40,242)
Adjustments to arrive at FFO
Distributions on Class B Units	708	2,815	5,681	10,808
Fair value adjustment to investment properties	6,172	16,069	15,612	70,309
Fair value adjustment to investment properties (IFRIC 21)	5,909	6,552	(3,651)	—
Property tax liability adjustment, net (IFRIC 21)	(5,909)	(6,552)	3,651	—
Fair value adjustment to derivatives and other financial liabilities	(117)	(45,958)	63,601	10,667
Fair value adjustment to unit-based compensation	949	(848)	678	208
Costs of dispositions of investment properties	—	—	11,759	—
Principal payments on lease liability	(7)	(36)	(43)	(141)
Depreciation of right-to-use asset	10	34	43	134
FFO	$5,439	$11,861	$34,602	$51,743
FFO per Unit	$0.14	$0.22	$0.79	$0.96
Adjustments to arrive at AFFO
Maintenance capital expenditures	(1,099)	(933)	(3,212)	(4,114)
Straight line rental revenue differences	(26)	(51)	(469)	(46)
AFFO	$4,314	$10,877	$30,921	$47,583
AFFO per Unit	$0.11	$0.20	$0.70	$0.88
Distributions declared	$5,422	$7,498	$24,472	$28,689
AFFO Payout Ratio	125.7%	68.9%	79.1%	60.3%
Weighted average unit count	39,042,240	53,805,811	43,926,448	53,822,578

NOI and NOI Margin

Set out below is a reconciliation of the unaudited NOI and NOI margin for the periods presented:

	Three months ended December 31, 2025	Three months ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2024
Total revenue	$33,956	$42,165	$144,223	$168,670
Property operating expenses	(11,172)	(12,862)	(44,818)	(49,905)
Real estate taxes	(859)	(1,015)	(27,848)	(26,829)
	21,925	28,288	71,557	91,936
Property tax liability adjustment (IFRIC 21)	(5,909)	(6,552)	3,651	—
NOI	$16,016	$21,736	$75,208	$91,936
NOI margin	47.2%	51.5%	52.1%	54.5%

The decrease in NOI margin for the three months and year ended December 31, 2025, as compared to December 31, 2024, is primarily due to the stabilization period of the Non-Same Community properties in 2025 as well as the timing of property tax refunds received throughout the comparative periods as it relates to the three months ended December 31, 2025.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

NAV and NAV per Unit

Set out below is a reconciliation of the NAV and NAV per Unit as December 31, 2025, and December 31, 2024:

	December 31, 2025	December 31, 2024
Unitholders’ equity	$581,964	$657,596
Class B Units	60,375	243,712
NAV	$642,339	$901,308
Unit count, as of the end of period	39,100,614	53,822,040
NAV per Unit	$16.43	$16.75

Debt to Gross Book Value

Set out below is a reconciliation of the Debt to Gross Book Value as of December 31, 2025, and December 31, 2024:

	December 31, 2025	December 31, 2024
Loans and borrowings (current portion)	$28,752	$49,951
Loans and borrowings (non-current portion)	694,381	737,572
Convertible Debentures	—	41,764
Total loans and borrowings and Convertible Debentures	723,133	829,287
Gross Book Value	$1,412,450	$1,782,583
Debt to Gross Book Value	51.2%	46.5%

EBITDA

For a reconciliation of EBITDA to net income (loss) for the periods presented, please see the “Selected Quarterly Financial Information” section herein, which table is hereby expressly incorporated by reference into this section.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, the capital structure of the REIT was as follows:

	December 31, 2025	December 31, 2024
Indebtedness
Loans and borrowings (current portion)	$28,752	$49,951
Loans and borrowings (non-current portion)	694,381	737,572
Convertible Debentures	—	41,764
Class B Units	60,375	243,712
	783,508	1,072,999
Unitholders’ equity
Unitholders’ equity	581,964	657,596
Total capitalization	$1,365,472	$1,730,595

Liquidity and capital resources are used to fund capital investments in the investment properties, development and acquisition activities, servicing of debt obligations and distributions to Unitholders. The principal source of liquidity is NOI generated from property operations. For the year ended December 31, 2025, cash provided by operating activities was $64.3 million. Business operations are also financed using property-specific mortgages, credit facilities and equity financing.

As of December 31, 2025, the REIT had liquidity of $52.7 million, consisting of cash and cash equivalents of $6.3 million and $46.4 million available on the Credit Facility. The REIT can obtain additional liquidity through adding properties to the borrowing base.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

As of December 31, 2025, current liabilities of $134.6 million exceeded current assets of $22.9 million, resulting in working capital deficit of $111.7 million, which includes Class B Units of $60.4 million. The Class B Units are economically equivalent to Units and are redeemable by the holder thereof for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.

The REIT maintains a senior secured revolving credit facility provided by various banks (the “Credit Facility”) with a maximum revolving credit availability of $500.0 million, of which $367.8 million was available as of December 31, 2025. The Credit Facility is secured by eleven borrowing base properties. On December 8, 2025, the Credit Facility maturity was extended and has an initial maturity of December 8, 2029. The refinanced Credit Facility includes a one-year extension option, at the REIT’s election, to further extend the maturity to December 8, 2030, subject to the satisfaction of certain conditions. The Credit Facility currently bears interest at SOFR at a selected term of one-month, three-months or six-months plus a contractual margin adjustment based on the duration selected (“Adjusted Term SOFR”), as defined in the Credit Facility, plus 1.30% to 1.90% based on meeting certain leverage ratios as defined in the Credit Facility. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) 1-month SOFR plus 1.0% (the “Base Rate”) loans plus a rate equal to 0.30% to 0.90%. The balance outstanding on the Credit Facility was $321.4 million as of December 31, 2025 and $295.2 million as of December 31, 2024, at a variable interest rate of 5.3% and 6.0%, respectively.

In November 2025, the REIT extended $160.0 million of mortgage notes securing four properties (the “Secured Term Loan”) to December 10, 2027 with no other material contractual changes.

Mortgage notes as of December 31, 2025 mature at various dates from 2026 through 2056. Outside of the regular principal amortization of existing loans and borrowings, a balloon payment of $27.8 million on one property mortgage comes due in the next twelve months. On March 10, 2026, the REIT placed Vale Luxury onto the Credit Facility as a borrowing base property and refinanced the $27.8 million outstanding mortgage note using the Credit Facility availability.

The REIT has entered into six receive-variable / pay-fixed interest rate swaps based on various USD – SOFR CME terms with an aggregate notional value of $472.0 million as of December 31, 2025, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable.

As of December 31, 2025, the interest rate derivatives structure of the REIT was as follows:

	Maturity date	Fixed rate	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate derivatives, as of December 31, 2025
Receive Fixed Swap at 2.09%	7/27/2029	2.09%	7/3/2026	$65,000	$453
Receive Fixed Swap at 3.13%	2/1/2030	3.13%	2/2/2026	42,000	(7)
Receive Fixed Swap at 2.88%	7/1/2030	2.88%	7/1/2027	150,000	85
Receive Fixed Swap at 2.25%	7/1/2031	2.25%	2/1/2027	50,000	513
Receive Fixed Swap at 3.48%[1]	7/1/2032	3.48%	1/2/2026	60,000	(29)
Receive Fixed Swap at 3.10%	7/1/2032	3.10%	1/1/2027	105,000	(397)
				$472,000	$618

1     On January 2, 2026, the 3.48% $60,000 interest rate swap was terminated by the counterparty.

On April 3, 2025, the REIT entered into a new receive-variable based USD-SOFR CME/pay fixed interest rate swap on a notional value of $150.0 million at a fixed rate of 2.88% which became effective July 1, 2025. The interest rate swap will mature on July 1, 2030, subject to the counterparty’s optional early termination date of July 1, 2027.

On September 3, 2025, the REIT amended its 3.27% $105.0 million interest rate swap by lowering the fixed interest rate to 3.10% and extending the counterparty optional termination date to January 1, 2027. The interest rate swap continues to mature on July 1, 2032.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The REIT funds capital expenditures with cash flows from operations and available borrowing capacity under existing credit facilities.

Subject to market conditions, the REIT may raise funding through equity financing. The REIT believes that its capital structure will provide it with financial flexibility to pursue future growth strategies. However, the REIT’s ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, future operating performance, which will be affected by general economic, industry, financial and other factors, including the impact of factors beyond the REIT’s control. See “Risk Factors”.

CONTRACTUAL COMMITMENTS

The REIT seeks to maintain a combination of short, medium and long-term debt maturities that are appropriate for the overall debt level of its portfolio, considering the availability of financing and market conditions, and the financial characteristics of each investment property. As of December 31, 2025, the REIT’s mortgage debt and Credit Facility was 99% fixed or economically hedged to fixed rates.

Management administers a portion of its variable-rate loans and borrowings using interest rate derivatives that alter the REIT’s exposure to the impact of changing interest rates. See section “Fair value adjustments to derivatives and other financial liabilities” for more detail. The REIT expects to be able to meet all obligations as they become due using some or all of the following sources of liquidity: cash flow generated from property operations, property-specific mortgages, existing cash and cash equivalents on hand and available borrowing capacity under existing credit facilities.

The following table provides information on the carrying balance and the non-discounted contractual maturities of financial liabilities of the REIT with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	More than 5 years
Loans and borrowings	$723,133	$728,710	$28,752	$160,870	$119,592	$349,259	$36,718	$33,519
Interest payable	2,855	122,814	32,580	31,946	22,770	18,622	1,528	15,368
Lease liability	1,198	1,198	88	93	104	109	118	686
Interest rate derivatives	433	433	36	—	—	—	—	397
Accrued capital improvements	618	618	618	—	—	—	—	—
Accounts payable and other
liabilities	41,874	41,874	41,874	—	—	—	—	—
	$770,111	$895,647	$103,948	$192,909	$142,466	$367,990	$38,364	$49,970

UNITHOLDERS EQUITY AND DISTRIBUTIONS

The REIT has a distribution policy pursuant to which the REIT makes cash distributions to Unitholders and, through BSR Trust, holders of Class B Units (“Class B Unitholders”), on a monthly basis. Pursuant to this distribution policy, distributions are paid to Unitholders and Class B Unitholders of record at the close of business on the last business day of a month on or about the 15th day of the following month. Distributions must be approved by the Board and are subject to change depending on the general economic outlook and financial performance of the REIT. The REIT does not use net income in accordance with IFRS Accounting Standards as the basis to establish the level of distributions as net income includes, among other items, non-cash fair value adjustments related to its property portfolio.

In August 2024, the Board approved a 7.7% increase to the cash distribution to $0.56 per Unit and Class B Unit on an annualized basis beginning with the August 2024 distribution paid on September 16, 2024.

For the year ended December 31, 2025, the REIT announced total distributions of $0.56 per Unit, resulting in total distributions declared to Unitholders and Class B Unitholders of $25.2 million for the period ($28.7 million for the year ended December 31, 2024).

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

In accordance with National Policy 41-201 - Income Trusts and Other Indirect Offerings, the REIT provides the following additional disclosure relating to cash distributions:

	Year ended December 31, 2025	Year ended December 31, 2024
Cash provided by operating activities	$64,251	$79,380
Less: Interest paid	(37,093)	(42,775)
Add: Interest received	9,487	14,231
	36,645	50,836
Less: Distributions paid to Unitholders	(18,796)	(17,752)
Less: Distributions paid to Class B Unitholders	(6,401)	(10,809)
Excess of cash provided by operating activities over distributions paid	$11,448	$22,275

While cash flows provided by operating activities are generally sufficient to cover distribution requirements, the timing of expenses and fluctuations in non-cash working capital may result in a temporary shortfall. In these cases, some portion of distributions may come from the REIT’s capital or financing sources other than cash provided by operating activities.

On November 7, 2024 the REIT announced a normal course issuer bid over the 12-month period commencing November 12, 2024 and expiring on November 11, 2025. The REIT did not make any purchases for cancellation under this normal course issuer bid prior to its expiration on November 11, 2025.

On March 11, 2026, the REIT announced that the TSX approved the REIT’s intention to conduct the 2026 NCIB, pursuant to which the REIT is authorized to purchase for cancellation up to a maximum of 3,148,801 Units, or approximately 10% of the public float, over the 12-month period commencing March 16, 2026 and expiring on March 15, 2027. Purchases under the 2026 NCIB will be made through the facilities of the TSX and/or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Unit representative of the market price at the time of acquisition. The number of Units that can be purchased pursuant to the NCIB is subject to a current daily maximum of 12,383 (which is equal to 25% of 49,536, being the average daily trading volume from September 1, 2025 to February 28, 2026), subject to the REIT’s ability to make block purchases of Units that exceed such limits. All Units purchased under the NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources. Unitholders may obtain a copy of the notice of intention in respect of the 2026 NCIB, without charge, by contacting the Corporate Secretary of the REIT.

On March 11, 2026, the REIT filed a short form base shelf prospectus (the “2026 Base Shelf Prospectus”) in reliance on the well-known seasoned issuer regime under Part 9B of National Instrument 44-102 – Shelf Distributions. The 2026 Base Shelf Prospectus is valid for a 37-month period, during which the REIT may offer and issue, from time to time, Units, debt securities (including convertible debt securities), which may consist of debentures, notes or other types of debt and may be issuable in series, warrants exercisable to acquire Units and/or other securities of the REIT, and subscription receipts to purchase Units and/or other securities of the REIT, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2026 Base Shelf Prospectus. The 2026 Base Shelf Prospectus is available on the REIT’s profile on SEDAR+ (at www.sedarplus.ca).

INVESTMENT PROPERTY PORTFOLIO

Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value. Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. Management evaluates financial performance of the investment property portfolio by analyzing the performance of the portfolio in a given period.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

The investment property portfolio had 26 properties in use, as of December 31, 2025. A reconciliation of the carrying value for investment properties at the beginning and end of the period is set out below:

	Year ended December 31, 2025	Year ended December 31, 2024
Investment properties in use, beginning of period	$1,746,650	$1,742,974
Property acquisitions	290,650	—
Property dispositions	(646,800)	—
Additions to investment properties in use	12,540	11,370
Transfer of investment property under development to in use	—	62,615
Change in fair value of investment properties	(15,612)	(70,309)
Investment properties in use, end of period	1,387,428	1,746,650

Investment property under development, beginning of period	—	39,987
Additions to investment property under development	—	22,628
Transfer of investment property under development to in use	—	(62,615)
Investment property under development, end of period	—	—

Investment properties, end of period	$1,387,428	$1,746,650

The REIT uses an internal valuation process to value the investment properties as of December 31, 2025. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisers for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data. The REIT obtains external appraisals on a portion of the portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.

For the year ended December 31, 2025, the decrease in fair value of investment properties of $15.6 million was primarily driven by a slight net reduction in stabilized future cash flows.

A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value.

The high, low, and overall weighted average capitalization rates are set out below:

	December 31, 2025	December 31, 2024
Capitalization rates	7.5%	7.4%
High
Low	4.3%	4.6%
Weighted average	5.1%	5.2%

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

CASH FLOWS

The REIT held cash and cash equivalents of $6.3 million as of December 31, 2025. The changes in cash flows for the year ended December 31, 2025 as compared to the year ended December 31, 2024 are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Cash provided by operating activities	$64,251	$79,380
Cash provided by (used in) investing activities	94,165	(33,021)
Cash used in financing activities	(160,798)	(44,367)
Change in cash and cash equivalents during the period	$(2,382)	$1,992

Operating activities

Operating activities for the year ended December 31, 2025 generated a net cash inflow of $64.3 million. This cash flow from operating activities was largely driven by cash inflows from normal business operations (net income adjusted for non-cash items and financing activities).

Investing activities

Investing activities for the year ended December 31, 2025 generated a net cash inflow of $94.2 million. This was primarily driven by cash received on sale of investment properties of $392.3 million, partially offset by cash spent on the Property Acquisitions of $287.3 million and additions to investment properties of $13.1 million.

Financing activities

Financing activities for the year ended December 31, 2025 generated a net cash outflow of $160.8 million. This was primarily driven by principal payments of loans and borrowings of $372.1 million, redemption of Convertible Debentures of $41.5 million, interest paid of $37.1 million, cash distributions paid of $25.2 million the payment of mortgage financing costs of $4.0 million, partially offset by $309.6 million in proceeds from the issuance of loans and borrowings, and $9.5 million in interest received.

UNITS OUTSTANDING

The total number of Units, Class B Units and Deferred Units outstanding as of December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Units	33,906,315	33,422,714
Class B Units	4,810,743	20,091,704
Deferred Units	383,556	307,622
Total unit count outstanding	39,100,614	53,822,040
Weighted average unit count (three months ended)	39,042,240	53,805,811
Weighted average unit count (year ended)	43,926,448	53,822,578

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Under the Declaration of Trust, the REIT is permitted to issue an unlimited number of Units.

Subject to certain limitations, the Class B Units are redeemable at the option of the holder and, therefore, are considered puttable instruments in accordance with International Accounting Standard 32 (“IAS 32”). Upon notice of redemption, BSR Trust may redeem the Class B Units for cash or Units in its sole discretion. Therefore, the Class B Units meet the definition of a financial liability under IAS 32.

Deferred Units are issued to the Board and vest immediately upon grant.

The unit count includes the combined Units, Class B Units and issued Deferred Units, weighted based on the respective ownership dates during the periods.

Additionally, unvested Restricted Units (“RUs”) and unvested Performance Units (“PUs”) issued to the REIT’s management as of December 31, 2025 totaled 87,622 RUs and 294,096 PUs, respectively.

TRANSACTIONS WITH RELATED PARTIES

The consolidated financial statements include the following related party transactions:

●	Distributions on Units of $2.5 million were declared to Bailey/Hughes Holders during the year ended December 31, 2025 ($2.6 million during the year ended December 31, 2024).

●	Distributions on Class B Units of $3.7 million were declared to the Bailey/Hughes Holders, during the year ended December 31, 2025 ($7.3 million during the year ended December 31, 2024).

●	Compensation expenses include $4.6 million paid to key management personnel during the year ended December 31, 2025 ($4.4 million during the year ended December 31, 2024), which includes short-term employee compensation and benefits and unit-based compensation. Key management personnel of the REIT are people who have the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly.

●	The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and the Board Observer, John S. Bailey. In December 2025, the lease was amended and now expires in December 2035.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Management makes estimates and assumptions concerning the future. The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying values of assets and liabilities within the next financial period are outlined below.

Investment properties

Investment properties consist of investment properties in use. Properties are determined to be investment properties when they are held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business. Investment properties include land and land improvements, building and building improvements, as well as furniture and equipment and certain intangibles, such as in-place leases, if any. Investment properties are measured initially at cost, including transaction costs, except for investment properties acquired in a business combination, where such costs are expensed as incurred. Subsequent to initial recognition, investment properties are measured at fair value.

Unrealized gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise. Fair values are primarily determined internally by management using the direct capitalization income method. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisers for a cross-section of properties that represent different geographical locations across the REIT’s portfolio. On a quarterly basis, the valuation team reviews and updates, as deemed necessary, the valuation models to reflect current market data.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

Subsequent capital expenditures are added to the carrying value of the investment properties only when it is probable that future economic benefits will flow to the property and the cost can be measured reliably. All repairs and maintenance costs are expensed as incurred.

The REIT uses an internal valuation process to value the investment properties as of December 31, 2025. The fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by an overall capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region and location.

As mentioned above, the REIT engages third party appraisers to prepare valuations on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.

AMENDMENTS TO IFRS ACCOUNTING STANDARDS

IFRS Accounting Standards and amendments issued but not yet effective

On April 9, 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), that will replace IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements to increase comparability of similar entities, especially related to how operating profit and loss is defined. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. Earlier adoption is permitted.

IFRS 18 introduces a defined structure for the statement of profit or loss that is composed of categories and required subtotals into one of five categories: (i) operating, (ii) investing, (iii) financing, (iv) income taxes, and (v) discontinued operations. Management-defined performance measures (“MPMs”) will be required to be disclosed in a single note in the financial statements. In addition, all entities will be required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The REIT is still in the process of assessing the impact of the new standard but expects the adoption to have a significant impact with respect to the structure of the REIT’s statement of net loss and comprehensive loss, the statement of cash flow and any additional disclosures required for MPMs. The REIT intends to adopt IFRS 18 in its consolidated financial statements beginning on January 1, 2027.

On May 30, 2024, the IASB issued narrow-scope amendments to the classification and measurement requirements of IFRS 9 – Financial Instruments (“IFRS 9”). These amendments clarify the timing of recognition and derecognition of financial liabilities and introduce a limited exception for liabilities settled through certain electronic payment systems. The exception applies only to financial liabilities settled electronically and does not extend to other payment methods, such as checks. Companies may elect to apply the exception on a system-by-system basis. IFRS 9 is effective for annual periods beginning on or after January 1, 2026. Earlier adoption is permitted.

Under the IFRS 9 amendment, a company is generally required to derecognize a financial liability on the settlement date. However, when a financial liability is settled in cash using an electronic payment system, the amendment permits a company to consider the financial liability to be discharged before the settlement date if all of the following conditions are met: (i) the payment instruction has been initiated and cannot be practically withdrawn, stopped, or canceled; (ii) the payment instruction results in the company no longer having practical access to the cash intended for settlement; and (iii) the settlement risk associated with the electronic payment system is insignificant.

The REIT will adopt IFRS 9 in its consolidated financial statements for the period beginning on January 1, 2026. The REIT concluded that all wire transfers and other electronic payments meet the criteria for the exception under the amendments. In addition, the REIT will appropriately classify certain cash and liabilities associated with outstanding checks at each reporting period-end. The REIT does not anticipate the adoption of these amendments to result in a material impact to its financial position.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The REIT’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that (i) material information relating to the REIT is made known to management by others, particularly during the period in which the filings are being prepared, and (ii) information required to be disclosed in its various reports are recorded, processed, summarized and reported within the time frames specified in securities legislation. As of the end of the period covered by this MD&A, the Chief Executive Officer and the Chief Financial Officer of BSR have reviewed and evaluated the REIT’s disclosure controls and procedures (as that term is defined in National Instrument 52-109 – Certification of Disclosures in Issuers’ Annual and Interim Filings (“NI 52-109”)) and, based upon that review and evaluation, concluded that those disclosure controls and procedures were effective and met the requirements thereof. Nevertheless, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

NI 52-109 requires the Chief Executive Officer and Chief Financial Officer to certify that they are responsible for establishing and maintaining internal control over financial reporting for the REIT and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Chief Executive Officer and Chief Financial Officer are also responsible for disclosing any changes to the internal controls for the REIT that have materially affected, or are reasonably likely to materially affect, the REIT’s internal control over financial reporting.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the disclosure controls or internal controls over financial reporting of the REIT will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused an evaluation under their direct supervision of, the design and effectiveness of disclosure controls and procedures and internal controls over financial reporting (as defined in NI 52-109) as of December 31, 2025. In making this assessment, the Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, the REIT has concluded that the design and operation of the REIT’s disclosure controls and procedures were effective as of December 31, 2025 in order to provide reasonable assurance that (i) material information relating to the REIT is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which the and annual filings are being prepared and (ii) information required to be disclosed by the REIT in its various reports filed or submitted under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation; and that internal controls over financial reporting were appropriately designed and were operating effectively as of December 31, 2025 in accordance with the 2013 COSO framework as published by the Committee of Sponsoring Organizations of the Treadway Commission.

There have been no changes in the internal controls over financial reporting of the REIT during the period of this MD&A that have materially affected, or are reasonably likely to materially affect, the REIT’s internal controls over financial reporting.

BSR REAL ESTATE INVESTMENT TRUST
 Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the year ended December 31, 2025
Amounts in thousands of U.S. dollars (except for unit amounts, per unit amounts and as otherwise noted)

FINANCIAL RISK MANAGEMENT

The REIT’s activities expose it to credit risk, market risk and liquidity risk. Risk management is carried out by the Chief Financial Officer under policies approved by senior executive management. The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT, BSR Trust and the residents of the properties. The disclosure in this MD&A is subject to the risk factors outlined below.

Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.

Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and the Line of Credit and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves a significant degree of judgment, takes into consideration current and projected macroeconomic conditions, the REIT’s cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favorable to the REIT, or at all.

RISK FACTORS

The REIT faces a variety of significant and diverse risks, many of which are inherent in the business conducted by the REIT. The AIF contains a detailed summary of risk factors pertaining to the REIT and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the AIF. Other risks and uncertainties that the REIT does not presently consider to be material, or of which the REIT is not presently aware, may become important factors that affect the REIT’s future financial condition and results of operations. The occurrence of any of the risks discussed in the AIF could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the REIT to make cash distributions to Unitholders and Class B Unitholders or the value of the Units.